UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. 5)*

Amicas, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

928483106

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,191,696

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,191,696

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,191,696

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Long Short International, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,743

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,743

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,743

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 0.1%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Select, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

804,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

804,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

804,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

51,738

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

51,738

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,738

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

147,273

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

147,273

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,273

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corsair Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,203,904

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,203,904

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,203,904

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jay R. Petschek.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

52,300

6.	SHARED VOTING POWER

2,203,904

7.	SOLE DISPOSITIVE POWER

52,300

8.	SHARED DISPOSITIVE POWER

2,203,904

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,256,204

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

80,900

6.	SHARED VOTING POWER

2,203,904

7.	SOLE DISPOSITIVE POWER

80,900

8.	SHARED DISPOSITIVE POWER

2,203,904

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,284,804

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to the shares of common stock (the "Common Stock") of Amicas, Inc. beneficially owned by the Reporting Persons defined below as of December 31, 2006, and amends and supplements the Schedule 13G originally filed on August 5, 2004, as previously amended (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. (“Corsair Capital”), Corsair Long Short International, Ltd. (“Corsair International”), Corsair Select, L.P. (“Corsair Select”), Corsair Capital Partners 100, L.P. (“Corsair 100”), Corsair Capital Investors, Ltd. (“Corsair Investors”), Corsair Capital Management, L.L.C. (“Corsair Management”), Jay R. Petschek (“Mr. Petschek”) and Steven Major (“Mr. Major” and collectively, the “Reporting Persons”). Corsair Management is the investment manager of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Corsair Capital, Corsair Select, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

The principal business address for each of Corsair International and Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).	CITIZENSHIP:

Each of Corsair Capital, Corsair Select and Corsair 100 is a limited partnership formed under the laws of the State of Delaware.

Corsair Management is a limited liability company formed under the laws of the State of Delaware.

Each of Corsair International and Corsair Investors is an exempt company formed under the laws of the Cayman Islands, British West Indies.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Corsair Capital owns 1,191,696 shares of Common Stock.

Corsair International owns 8,743 shares of Common Stock.

Corsair Select owns 804,454 shares of Common Stock.

Corsair 100 owns 51,738 shares of Common Stock.

Corsair Investors owns 147,273 shares of Common Stock.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors is deemed to beneficially own the 2,203,904 shares of Common Stock beneficially owned by them.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to beneficially own the 2,203,904 shares of Common Stock beneficially owned by Corsair Management and the beneficial owner of an additional 52,300 shares of Common Stock that he owns personally or through separate accounts managed by him.

Mr. Major is a controlling person of Corsair Management and is deemed to beneficially own the 2,203,904 shares of Common Stock beneficially owned by Corsair Management and the beneficial owner of an additional 80,900 shares of Common Stock that he owns personally or through separate accounts managed by him.

Collectively, the Reporting Persons beneficially own 2,365,704 shares of Common Stock.

(b)	Percent of Class:

Corsair Capital’s ownership of 1,191,696 shares of Common Stock represents 2.7% of all the outstanding shares of Common Stock.

Corsair International’s ownership of 8,743 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Corsair Select’s ownership of 804,454 shares of Common Stock represents 1.8% of all the outstanding shares of Common Stock.

Corsair 100’s ownership of 51,738 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

Corsair Investors’ ownership of 147,273 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 2,203,904 shares of Common Stock represents 4.9% of all the outstanding shares of Common Stock.

The 2,256,204 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 5.0% of all the outstanding shares of Common Stock.

The 2,284,804 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 5.1% of all the outstanding shares of Common Stock.

Collectively, the Reporting Persons beneficially own 2,365,704 shares of Common Stock representing 5.3% of all the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Mr. Petschek has the sole power to vote or to direct the vote of the 52,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

Mr. Major has the sole power to vote or to direct the vote of the 80,900 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 1,191,696 shares of Common Stock.

Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 8,743 shares of Common Stock.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 804,454 shares of Common Stock.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 51,738 shares of Common Stock.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 147,273 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Mr. Petschek has the sole power to dispose or to direct the disposition of the 52,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

Mr. Major has the sole power to dispose or to direct the disposition of the 80,900 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 1,191,696 shares of Common Stock.

Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 8,743 shares of Common Stock.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 804,454 shares of Common Stock.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 51,738 shares of Common Stock.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 147,273 shares of Common Stock.

Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 478,160 shares of Common Stock held in separate accounts managed by Corsair Management.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
See Exhibit B.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 14, 2007

CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR LONG SHORT INTERNATIONAL, LTD.
By: Corsair Capital Management, L.L.C., Director

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR SELECT, L.P.
By: Corsair Select Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.L.C., Director

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C., General Partner

By: /s/ Steven Major
Steven Major, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.L.C.

By: /s/ Steven Major
Steven Major, Managing Member

/s/ Jay R. Petschek
Jay R. Petschek

/s/ Steven Major
Steven Major

EXHIBIT B

Corsair Capital Partners, L.P.

Corsair Long Short International, Ltd.

Corsair Select, L.P.

Corsair Capital Partners 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.L.C. (except with respect to shares of Common

Stock held in separate accounts managed by it)

Jay R. Petschek

Steven Major (except with respect to shares of Common Stock owned by

Mr. Major personally or through separate accounts managed by him)